EXHIBIT 99.2

LOCKUP AND VOTING AGREEMENT

This Lockup and Voting Agreement (the "Agreement"), dated as of July 24, 2003, is made among Romacorp, Inc. ("Roma"), and each holder (each, a "Holder") of 12% Senior Notes due 2006 issued by Roma (the "Notes"), who executes and delivers to Roma a signature page hereto (whether such execution and delivery occurs prior to, on, or after the date hereof). All Holders which execute and deliver the Agreement are collectively referred to herein as the "Noteholder Group".

WHEREAS, Roma and its subsidiaries and affiliates (collectively, the "Debtors") and the Noteholder Group have engaged in good faith negotiations with the objective of reaching an agreement with regard to the restructuring of the Debtors, and have agreed to the restructuring of the Debtors (the "Financial Restructuring") on the terms set forth in the term sheet attached hereto as Exhibit A (the "Term Sheet");

WHEREAS, the Debtors and the Noteholder Group now desire to implement the Financial Restructuring, either, at Roma's option, (i) pursuant to an out-of-court exchange offer and consent solicitation pursuant to which the Notes (and all accrued interest thereon and claims relating thereto) would be either exchanged for New Senior Notes (as defined in the Term Sheet) or tendered in return for a cash payment of 65% of the aggregate principal amount of the Notes pursuant to the terms set forth in the Term Sheet (the "Exchange Offer"), or (ii) by preparing and filing a disclosure statement (the "Disclosure Statement") and plan of reorganization (the "Conforming Plan") substantially and materially consistent with the terms set forth in the Term Sheet, implementing the terms of the Financial Restructuring in cases (the "Chapter 11 Cases") filed under Chapter 11 of title 11 of the United States Code (the "Bankruptcy Code"), and the Debtors shall use all reasonable efforts to have the Disclosure Statement approved and such plan confirmed by a United States Bankruptcy Court (the "Bankruptcy Court") as expeditiously as possible under the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure; and

WHEREAS, subject to the conditions set forth herein, each Holder desires to support the Financial Restructuring as set forth herein;

NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

Section 1. <u>Agreement to Complete the Financial Restructuring</u>. The parties to this Agreement agree to use their reasonable efforts to timely complete the Financial Restructuring; provided that Roma shall in its sole discretion choose whether to implement the Financial Restructuring pursuant to the Exchange Offer or the Conforming Plan.

Section 2. <u>Voting</u>. Without limiting the generality of Section 1 above, each Holder hereby agrees that it will timely and fully support and vote in favor of the Financial Restructuring, and it shall, as applicable, (i) tender or exchange its Notes pursuant to the Exchange Offer and consent, in return for (x) the cash and/or New Notes and (y) the consent fee described in the Term Sheet, to the amendment of the indenture (as described in the Term Sheet) governing the Notes (the "Note Indenture") pursuant to the Exchange Offer and not revoke or withdraw such consent, and (ii) vote the claims with respect to the principal amount (together with interest, fees and expenses) of the Notes (the "Note Claims") and any other claims or interests that it holds with respect to the Debtors (with the Note Claims, collectively, the "Claims") to accept the Disclosure Statement and the Conforming Plan and not to revoke or withdraw such vote.

Section 3. <u>Support</u>. Without limiting the generality of Sections 1 and 2 above, each Holder agrees that so long as it is the holder of record of any Claims and no material breach by Roma under this Agreement has occurred and is continuing:

(a) it will vote against and will in no way otherwise agree to, consent to, provide any support to, or vote on any plan of reorganization (or any plan or proposal in respect of the same) other than the Conforming Plan;

(b) it will not:

(i)   directly or indirectly seek, solicit, support or encourage any other plan or the termination of the exclusive period for the filing of any plan, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Debtors that could reasonably be expected to prevent, materially delay or impede the successful consummation of the Financial Restructuring whether pursuant to the Exchange Offer or the Conforming Plan;

(ii)   object to or otherwise commence any proceeding to oppose or alter any of the terms of the Term Sheet or any other document filed in furtherance of the consummation of the Exchange Offer or the confirmation and consummation of the Conforming Plan (hereinafter a "Reorganization Document"); or

(iii)   take any other action that is materially inconsistent with, or that would materially delay, consummation of the Financial Restructuring whether pursuant to the Exchange Offer or the Conforming Plan.

Section 4. <u>Forbearance</u>. Until the termination of this Agreement, each Holder hereby agrees to forbear (and agrees not to give instructions to the trustee under the Note Indenture that are inconsistent with the terms and conditions of this Agreement), from exercising any rights or remedies it may have under the Notes or the Note Indenture and all related documents, applicable law, or otherwise, with respect to any default in existence under the Notes, the Note Indenture and all related documents as of the date hereof.

Section 5. <u>Transfers</u>. Except as expressly provided herein, this Agreement shall not in any way restrict the right or ability of a Holder to sell, assign, transfer or otherwise dispose of any of its Claims against the Debtors, provided, however, such transfer shall not be effective unless and until such transferee, pursuant to a written agreement in substantially the form attached as Exhibit C, assumes the obligations of the transferor hereunder and agrees to be bound by the terms and conditions hereof in respect of the Claims transferred.

Section 6. <u>Acknowledgment</u>. This Agreement is not and shall not be deemed to be a solicitation for consents to the Exchange Offer or the Conforming Plan.

Section 7. <u>No Conflict With Fiduciary Duties</u>. Notwithstanding anything herein to the contrary, if any Holder is appointed to and serves on an official committee of creditors in the Chapter 11 Case, the terms of this Agreement shall not be construed so as to limit such Holder's exercise of its fiduciary duties as a member of such committee to any person arising from its service on such committee, and any such exercise of such fiduciary duty shall not be deemed to constitute a breach of the terms of this Agreement.

Section 8. <u>Complete Agreement; Modification of Agreement</u>. This Agreement constitutes the complete agreement between the parties hereto with respect to the subject matter hereof. This Agreement may not be modified, altered, amended or waived except by an agreement in writing signed by all parties hereto.

Section 9. <u>Specific Performance</u>. It is understood and agreed by the parties hereto that money damages would not be a sufficient remedy for any breach of this Agreement by any party and each non-breaching party shall be entitled to the sole and exclusive remedy of specific performance and injunctive or other equitable relief, including attorneys' fees and costs, as a remedy for any such breach, and each party agrees to waive any requirement for the securing or posting of a bond in connection with such remedy.

Section 10.<u>Parties</u>. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto. No rights or obligations of any party under this Agreement may be assigned or transferred to any other person or entity, except as provided in Section 5 hereof. Nothing in this Agreement, express or implied, shall give to any party or entity other than the parties hereto and their permitted designees, any benefit or any legal or equitable right, remedy or claim under this Agreement.

Section 11.<u>GOVERNING LAW</u>. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISION THAT WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

Section 12.<u>Jurisdiction</u>. For purposes of any action or proceeding arising out of this Agreement, the parties hereto hereby expressly submit to the jurisdiction of all federal and state courts located in Dallas, Texas.

Section 13.<u>Best Efforts Regarding Negotiation of Documents; Execution</u>. Each party hereto hereby further covenants and agrees to use its best efforts in negotiating the Reorganization Documents and any definitive documents relating thereto. To the extent a Debtor or a Holder is a party thereto, such Debtor or such Holder agrees to execute each Reorganization Document, provided such Reorganization Document is in all material respects consistent with the Term Sheet and otherwise reasonably acceptable to such Debtor or such Holder.

Section 14.<u>Representations and Warranties</u>. Except as otherwise set forth below, each of the parties hereto represents and warrants to each other that the following statements are true, correct and complete as of the date hereof:

(a) <u>Corporate Power and Authority</u>. It has all requisite corporate, partnership, or limited liability company power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.

(b) <u>Authorization</u>.   The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate, partnership or limited liability company action on its part.

(c) <u>No Conflicts</u>. The execution, delivery and performance of this Agreement does not and shall not: (i) violate any provision of law, rule or regulation applicable to it or any of its subsidiaries; (ii) violate its certificate of incorporation, bylaws, or other organizational documents or those of any of its subsidiaries; or (iii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party.

(d) <u>Governmental Consents</u>. The execution, delivery and performance of this Agreement does not and shall not require any registration or filing with, consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body, other than the approval of the Bankruptcy Court, in the case of the Debtors.

(e) <u>Binding Obligation</u>.   This Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(f) <u>Ownership; Review; Accredited Investor; Fiduciary Duty</u>. Each of the Holders further represents and warrants to the other signatories to this Agreement that:

(i) as of the date of this Agreement, such Holder is the beneficial owner of, or the investment adviser or manager for the beneficial owners of, the principal amount of the Notes set forth on such Holder's signature page hereto, with the power and authority to vote and dispose of such Notes and the related Note Claims;

(ii) such Holder has reviewed, or has had the opportunity to review, with the assistance of professional and legal advisors of its choosing, sufficient information necessary for such Holder to decide to tender or exchange its Notes pursuant to the Exchange Offer and to accept the proposed terms of the Conforming Plan;

(iii) such Holder is an "Accredited Investor" as defined in Rule 501 of Regulation D under the Securities Act of 1933; and

(iv) as of the date of this Agreement, such Holder does not owe any fiduciary or similar duty to any person or entity that would prevent it from taking any action required of it under this Agreement.

Section 15.<u>Termination of Agreement</u>. This Agreement shall terminate and all of the obligations of the parties hereunder shall be of no further force or effect:

(a) immediately upon the mutual written agreement of Roma and the Holders holding at least 50% of the aggregate principal amount of the Notes subject to this Agreement; or

(b) immediately upon the occurrence of any of the following:

(i)   (x) any of the representations set forth in this Agreement shall be materially untrue or there has been a subsequent material breach of the representations, warranties, covenants or agreements on the part of Roma, and (y) Holders holding at least 50% of the aggregate principal amount of the Notes subject to this Agreement provide Roma with written notice of such breach and their election to terminate this Agreement;

(ii)   Roma, without the consent of Holders holding at least 90% of the aggregate principal amount of the Notes subject to this Agreement, makes any material amendments or modifications (x) to the Term Sheet, (y) the Exchange Offer (to the extent such amendment or modification would not be substantially and materially consistent with the terms set forth in the Term Sheet), or (z) the Conforming Plan (to the extent such amendment or modification would not be substantially and materially consistent with the terms set forth in the Term Sheet);

(iii)   if at any time after August 15, 2003 holders of more than 33 1/3% of the aggregate principal amount of the outstanding Notes are not bound by this Agreement;

(iv)   if Roma has not obtained a written commitment letter from GECFF (as defined in the Term Sheet), or such other lender reasonably acceptable to Holders holding at least 50% of the aggregate principal amount of the Notes subject to this Agreement, with respect to the provision of additional financing of at least $3,000,000 in order to facilitate the Financial Restructuring on or before August 31, 2003.

(v)   Roma (x) shall not have commenced the Exchange Offer by September 15, 2003, and (y) shall not have filed the Chapter 11 Cases by September 22, 2003;

(vi)   if the Debtors file Chapter 11 Cases in a venue other than in the State of Texas that has not been approved in writing by Holders holding at least 50% of the aggregate principal amount of the Notes subject to this Agreement;

(vii)   if (x) the Debtors file the Chapter 11 Cases, and (y) the Conforming Plan and the Disclosure Statement shall not have been filed with the Bankruptcy Court within 3 days after the filing of the Chapter 11 Cases;

(viii)   if Roma commences the Exchange Offer, and (x) holders of more than 10% of the aggregate principal amount of the outstanding Notes are not bound by this Agreement, or (y) Roma has not obtained written agreement with the landlords identified on Exhibit B with respect to the financial concessions identified on Exhibit B;

(ix)   if the form and substance of the orders approving the Conforming Plan or the Disclosure Statement and all other documents related thereto are not reasonably acceptable to Holders holding at least 50% of the aggregate principal amount of the Notes subject to this Agreement and such Holders provide Roma with written notice of their election to terminate this Agreement;

(x)   if the Debtors file a motion, objection or adversary proceeding seeking to impair the rights of the Holders in the Chapter 11 Cases other than as is consistent with the terms set forth in this Agreement and the Term Sheet;

(xi)   if the Debtors file the Chapter 11 Cases, the conversion of any of the Chapter 11 Cases to a case under Chapter 7 of the Bankruptcy Code;

(xii)   if (x) Roma commences the Exchange Offer, (y) as of October 15, 2003, less than 75% of the aggregate principal amount of the Notes shall have been validly tendered for exchange and not withdrawn, and (z) Holders holding at least 50% of the aggregate principal amount of the Notes subject to this Agreement provide Roma with written notice of their election to terminate this Agreement;

(xiii)   if (x) Roma commences the Exchange Offer, and (y) the Exchange Offer shall not have been consummated on or before October 27, 2003, or

(xiv)   if (x) Roma files the Chapter 11 Cases, and (y) the Conforming Plan shall not have been consummated on or before January 30, 2004.

Section 16.<u>Further Acquisition of Claims</u>. This Agreement shall in no way be construed to preclude any Holder from acquiring additional Claims. However, any such additional Claims so acquired shall automatically be deemed to be subject to the terms of this Agreement.

Section 17.<u>No Third Party Beneficiaries</u>. This Agreement shall be solely for the benefit of the parties hereto and no other person or entity shall be a third party beneficiary hereof.

Section 18.<u>Notices</u>.   All notices hereunder shall be deemed given if in writing and delivered or sent by telecopy, courier or by registered or certified mail (return receipt requested) to the following addresses or telecopier numbers (or at such other addresses or telecopier numbers as shall be specified by like notice):

(a) If to Debtors, to the address or telecopier number set forth below:

Romacorp, Inc.
9304 Forest Lane, Suite 200
Dallas, TX 75243
Facsimile:
Attn:

with a copy to:

Kirkland & Ellis
153 East 53rd Street
New York, New York 10022
Facsimile: (212) 446-4900
Attn: Frederick Tanne, Esq.

(b) If to a Holder or a transferee thereof, to the addresses or telecopier numbers set forth below following the Holder's or the transferee's signature, as the case may be, with a copy to:

Haynes and Boone, LLP
1000 Louisiana, Suite 4300
Houston, Texas 77002
Attn: Thomas A. Howley
Facsimile: (713) 236-5407

Any notice given by delivery, mail or courier, shall be effective when received. Any notice given by telecopier shall be effective upon oral or machine confirmation of transmission.

Section 19.<u>Independent Due Diligence and Decision-Making</u>. The undersigned hereby confirms that its decision to execute this Agreement has been based upon its independent investigation (with the assistance of professional and legal advisors of its choosing) of the operations, businesses, financial and other conditions and prospects of the Debtors. To the extent any materials or information have been furnished to it by the Debtors, the undersigned hereby acknowledges that they have been provided for informational purposes only, without any representation or warranty.

Section 20.<u>Headings</u>. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

Section 21.<u>Prior Negotiations; Entire Agreement</u>. This Agreement constitutes the entire agreement of Roma and the Noteholder Group and supersedes all prior negotiations with respect to the subject matter hereof; provided that any and all confidentiality agreements heretofore executed between Roma and a Holder shall continue in full force and effect.

Section 22.<u>Consideration</u>. It is hereby acknowledged by the parties hereto that no consideration shall be due or paid to any member of the Noteholder Group for its agreement to vote to accept the Conforming Plan in accordance with the terms and conditions of this Agreement, other than the Debtors' obligations under this Agreement.

Section 23.<u>Counterparts</u>. This Agreement may be executed in any number of counterparts and by facsimile, each of which shall, collectively and separately, constitute one agreement.

Section 24.<u>Several not Joint Obligations</u>. The agreements, representations, and obligations under this Agreement of each Holder are several and not joint.

Section 25.<u>Expenses</u>. Whether or not the Financial Restructuring is consummated, Roma agrees to reimburse the Holders for all of the reasonable fees, expenses and disbursements incurred by Haynes and Boone, LLP, prior to the termination of this Agreement.

Section 26.<u>Conduct of Business</u>. Except (i) for sales of real estate owned or leased by the Debtors in markets which, in their reasonable opinion, the Debtors are under performing or are under represented ("Permitted Asset Sales"), (ii) as contemplated or permitted by this Agreement, or (iii) with the written consent of Holders holding at least 70% of the Notes subject to this Agreement, the Debtors shall conduct their businesses only in the ordinary course and, if the Debtors file the Chapter 11 Cases, subject to any limitations imposed by the Bankruptcy Code. The Debtors shall not modify, alter or amend any employment agreements or compensation arrangements with any of its officers, directors or senior executive employees during the effectiveness of this Agreement, without the written consent of Holders holding at least 70% of the Notes subject to this Agreement.

Section 27.<u>Consultation</u>.   Roma shall consult with the Holders concerning any amendments or modifications to the Conforming Plan and the Disclosure Statement before filing or serving any such amendments or modifications in the Chapter 11 Cases.

Section 28.<u>Committees</u>. The Debtors shall request that the U.S. Trustee appoint only one committee in connection with the Chapter 11 Cases, to consist of not more than seven members, and the Debtors shall request and support the appointment of Holders to that Committee. In preparing a list of the twenty largest unsecured creditors of the Debtors, the Debtors shall list the Holders individually, to the extent their individual claims qualify as one of the twenty largest unsecured claims, as well as listing the indenture trustee on behalf of the Holders.

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W:\Home\KATHIETC\MSWORD\SEC\FY 2004\Exchange offer.DOC

IN WITNESS WHEREOF, the undersigned have caused this Lockup and Voting Agreement to be executed as of the date first written above.

ROMACORP, INC.

By: /s/David W. Head
     David W. Head
Its: President & Chief Executive Officer

[Holder]

By: _____   Date: _____
      Name
      Title:

Principal Amount of*:*
Notes: **[$_____]**

ROMACORP, INC.
Proposed Restructuring Term Sheet

Romacorp, Inc. ("Romacorp" or the "Company") presents the following material terms of a financial restructuring of Romacorp. The terms discussed herein are an integrated compromise and nothing contained herein shall constitute an offer susceptible of an acceptance of a legally binding obligation of the Company, or any other party in interest. This term sheet is being provided to the holders (the "Existing Senior Noteholders") of the Company's 12% Senior Notes due 2006 (the "Existing Senior Notes"), in confidence and should not be disclosed to any party or person other than your professionals. This term sheet is intended to be entitled to protection from any use or disclosure to any party or person pursuant to Fed. R. Evid. 408 or any other applicable rule of evidence.

Subject to the negotiation and execution of definitive agreements based on the terms set forth below, the Company may attempt to execute a voluntary exchange offer (the "Exchange Offer") in accordance with the terms set forth below, subject to Existing Senior Noteholders holding at least 95% of the aggregate principal amount of the Existing Senior Notes participating in the Exchange Offer (or such lesser amount, but in any event not less than 90% of the aggregate principal amount of the Existing Senior Notes, as agreed to by the Company and Existing Senior Noteholders holding at least 75% of the principal amount of the Existing Senior Notes subject to that certain Lockup and Voting Agreement dated as of July 24, 2003 (the "Lockup Agreement")). Alternatively, the Company may choose to consummate the financial restructuring through a bankruptcy proceeding pursuant to which the Company will file a petition or petitions for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") and then adopt a plan of reorganization (the "Pre-Negotiated Plan"), a disclosure statement and other related documents in accordance with the terms set forth below. The Exchange Offer and the Pre-Negotiated Plan are alternatively referred to below as the "Transaction".

I. **Capital Structure Prior to Effective Date of Plan:**

As of December 31, 2003, the Company's capital structure is expected to consist of:

Secured Claims: (i) $19,570,000 aggregate principal amount under the GECFF Credit Facility ("GECFF Facility" or "GECFF"); and

       (ii) $622,000 Provident Letters of Credit, secured by $622,000 restricted cash.

Unsecured Claims: (i) $55,000,000 aggregate principal amount of, and all accrued and unpaid interest (including interest on unpaid interest) with respect to the Existing Senior Notes (regardless of whether the Existing Senior Noteholders are entitled to interest (including interest on unpaid interest) under the Bankruptcy Code), and the fees and expenses of the indenture trustee with respect to the Existing Senior Notes;

(ii)   If consummated pursuant to a Chapter 11 filing, landlord claims ("Landlord Claims") resulting from the rejection of unexpired leases; and

(iii)   vendor claims, franchisee claims and other unsecured claims.

Common Equity Interests: Common Stock issued and outstanding and all options, warrants and other rights relating thereto.

(a)   **II. TREATMENT OF CLAIMS AND INTERESTS UNDER THE TRANSACTION**

The Transaction will classify and provide treatment for claims against and interests in the Company generally as described below. Claims in each such class will be satisfied in full by the delivery of the consideration described below on the effective date of the Exchange Offer or Pre-Negotiated Plan (the "Effective Date").

Secured Claims: The GECFF facility will be reinstated at its then aggregate principal amount outstanding according to its current terms. GECFF, or another source reasonably acceptable to Existing Senior Noteholders holding at least 50% of the aggregate principal amount of the Existing Senior Notes subject to the Lockup Agreement, shall agree to make available to the Company up to an additional $3,000,000 (at substantially the same terms) to be used to finance the cash payment portion of the Transaction**.**

$622,000 Provident Letters of Credit, secured by $622,000 restricted cash, remain unimpaired.

Senior Note Claims: Subject to the Maximum Cash Payment section set forth below, Holders of the Existing Senior Notes will have the option of receiving, in exchange for their respective Existing Senior Notes and all claims relating thereto (collectively, the "Senior Note Claims"), (i) a cash payment of 65% of the aggregate principal amount of their Existing Senior Notes; (ii) newly issued senior notes of the Company (the "Tranche A Notes") having a principal amount equal to 100% of the aggregate principal amount of their Existing Senior Notes plus all accrued and unpaid interest (including interest on unpaid interest) on such Existing Senior Notes through the Effective Date (regardless of whether the Existing Senior Noteholders are entitled to interest (including interest on unpaid interest) under the Bankruptcy Code) (such Existing Senior Notes' "Aggregate Debt")[1], or (iii) a combination of (a) newly issued senior notes of the Company (the "Tranche B Notes") having a principal amount equal to 46.15% of the Aggregate Debt of their Existing Senior Notes, and (b) newly issued senior notes of the Company (the "Tranche C Notes" and together with the Tranche A Notes and the Tranche B Notes, the "New Senior Notes") having a principal amount equal to 53.85% of the Aggregate Debt of their Existing Senior Notes[2].

---

[1]

For example, if the closing date of the transaction is December 31,2003, each $1,000 of Existing Senior Notes would be exchanged for $1,123.60 of Tranche A Notes, which includes $1,000 principal amount plus $123.60 accrued interest, resulting from July 1, 2003 and January 1, 2004 interest payments not made.

[2]

For example, if the closing date of the transaction is December 31, 2003, each $1,000 of Existing Senior Notes would be exchanged for (i)$518.60 of Tranche B Notes, which includes $461.50 of principal amount plus $57.10 accrued interest, resulting from July 1, 2003 and January 1, 2004 interest payments not made, and (ii) $605 of Tranche C Notes, which includes $538.50 million of principal amount plus $66.50 accrued interest, resulting from July 1, 2003 and January 1, 2004 interest payments not made.

Senior Note Claims (continued): The Tranche A Notes will have the following terms: (a) 3% annual cash interest, payable semiannually on January 1 and July 1; (b) 7.5% Pay-in-Kind ("PIK") interest accruing semiannually on January 1 and July 1; (c) no required amortization payments; and (d) a December 31, 2008 maturity.

The Tranche B Notes will have the following terms: (a) 6.5% annual cash interest, payable semiannually on January 1 and July 1; (b) no required amortization payments; and (c) a December 31, 2008 maturity.

The Tranche C Notes will have the following terms: (a) 13.20% PIK interest accruing semiannually on January 1 and July 1; (b) no required amortization payments; and (c) a December 31, 2008 maturity.

Covenants for the New Senior Notes will remain the same as covenants for the Existing Senior Notes (subject to conforming changes if the New Senior Notes are not publicly registered, provided that the Company shall be required to circulate to holders of New Senior Notes, on a quarterly and annual basis, financial and other information of the type that it is currently required to file with the Securities and Exchange Commission); provided, however, that the indenture governing the New Senior Notes (the "Indenture") shall be amended (from the form of the indenture governing the Existing Senior Notes) as set forth on Schedule 1 hereto.

The New Senior Notes shall not be publicly registered at the Company's option. The Company shall have the New Senior Notes rated in a manner that is reasonably acceptable to the holders of a majority of the aggregate principal amount of the New Senior Notes.

In the event the Exchange Offer is consummated and less than 100% of the aggregate principal amount of the Existing Senior Notes is exchanged, the exchanging Existing Senior Noteholders will provide exit consents that will, to the fullest extent permitted by the Trust Indenture Act, remove all covenant and events of default from the indenture governing the Existing Senior Notes. In return for these exit consents, if 92.5% or less of the aggregate principal amount of the Existing Senior Notes is exchanged pursuant to the Exchange Offer, each exchanging Existing Senior Noteholder shall receive a consent fee (the "Consent Fee") equal to its pro rata share of $500,000 (based on the aggregate principal amount of the Existing Senior Notes exchanged by such Existing Senior Noteholder relative to the aggregate principal amount of the Existing Senior Notes exchanged by all Existing Senior Noteholders). The non–exchanged Existing Senior Notes shall be included as permitted indebtedness under the Indenture.

Landlord Claims:	In the Pre-Negotiated Plan, Landlord Claims will receive substantially the same treatment as the Senior Note Claims; i.e. landlords have the option of receiving, in exchange for their respective Landlord Claims, (i) a cash payment of 65% of the amount of their allowed claims (subject to the Maximum Cash Payment section set forth below); or (ii) New Senior Notes having a principal amount equal to 100% of their allowed claims.
Franchisee, Vendor and Other Unsecured Claims:	Expected to be unimpaired, provided that in the Pre-Negotiated Plan, to the extent that particular vendor relationships are not essential to the continuing operations of the Company, the Company may impair those vendors and other unsecured creditors and provide substantially the same treatment as the Senior Note Claims; i.e. impaired, allowed unsecured claims have the option of receiving, in exchange for their respective claims, (i) a cash payment of 65% of the principal amount of their allowed claims (subject to the Maximum Cash Payment section set forth below); or (ii) New Senior Notes having a principal amount equal to 100% of their allowed claims.

To the extent the Transaction is accomplished pursuant to a Pre-Negotiated Plan, the Company shall provide a list of "critical" vendors and other "critical" pre-petition debt that the Company intends to pay on a post-petition basis no later than 2 business days before it intends to file Chapter 11.

Maximum Cash Payment	The Company shall only be required to make a cash payment of up to (a) $11,000,000, plus (b) the amount, if any, of net cash the Company receives from Permitted Asset Sales (as defined in Section 26 of the Lockup Agreement) which the Company does not use to pay down senior debt under the GECFF Facility, minus (c) $500,000, if the Company is required to pay the Consent Fee, with respect to Existing Senior Notes, Landlord Claims and claims of impaired vendors and other unsecured creditors (such amount, the "Maximum Cash Available"). To the extent the Existing Senior Noteholders, the landlords and the other impaired creditors request (pursuant to the terms set forth above) an aggregate cash payment in excess of the Maximum Cash Available or such greater amount which the Company elects to pay out in cash (the "Maximum Cash Payout"), the Company shall pay the Maximum Cash Payout to such Existing Senior Noteholders, landlords and other impaired creditors on a pro rata basis based on the amount of cash requested by each such creditor, and the remaining portion of their claims shall be satisfied with New Senior Notes as described above.
Common Equity Interests:	Common Stock issued and outstanding and all options, warrants and other rights relating thereto shall remain unimpaired; provided that the Company shall enter into an employee incentive plan providing for the issuance of no less than 10% of the Company's outstanding common stock to employees.
Amendment of Management Services Agreement	The Management Services Agreement, dated as of July 1, 1998, between the Company, and Sentinel Capital Partners, L.L.C. will be amended to provide that only $100,000 of the $500,000 per annual consulting fee shall be paid in cash and the remaining $400,000 shall accrue and be subordinate to the New Senior Notes. The accrued portion of the consulting fee shall not be paid prior to payment in full of the New Senior Notes.
Indemnification:	The reorganized Company will assume the indemnification obligations to all current and former officers and directors.
Releases:	The Exchange Offer and the Pre-Negotiated Plan shall include a full discharge and mutual releases of liability by and in favor of the Company, GECFF, and the Existing Senior Noteholders and each of their respective affiliates, principals, employees, agents, officers, directors, and professionals from: (i) any and all claims and causes of action arising prior to the Effective Date; and (ii) any and

all claims arising from the actions taken or not taken in connection with the Transaction, the Pre-Negotiated Plan and the Company's bankruptcy filing, if any. In addition, the Company shall be entitled to seek similar releases from all parties receiving distributions under the Pre-Negotiated Plan.

Documentation: Parties agree to use their best efforts in the negotiation, execution and delivery of definitive documentation setting forth the terms of the Transaction.

Venue: To the extent the Transaction is accomplished pursuant to a Pre-Negotiated Plan, venue shall be reasonably acceptable to Existing Senior Noteholders holding at least 50% of the principal amount of Existing Senior Notes subject to the Lockup Agreement; provided that any venue within the State of Texas shall be acceptable.

Existing Senior Notes The Company will acknowledge in the definitive agreements for the Transaction that, prior to the consummation of the Transaction: (a) it has no defenses, rights of setoff or other claims based upon subordination, disallowance or enforceability related to the Existing Senior Notes; and (b) it is justly indebted to the Existing Senior Noteholders in the principal amount of $55,000,000, plus accrued and unpaid interest (including interest on unpaid interest), fees, costs and expenses.

Timing The Exchange Offer shall be consummated on or before October 27, 2003, or the Pre-Negotiated Plan shall be consummated on or before January 30, 2004.

(Capital Expenditures Covenant)	A new covenant will be added which shall, subject to the changes to Section 4.05 of the Indenture described below, prohibit the Company and its subsidiaries from making or committing to make any capital expenditures in the aggregate in any fiscal year in excess of $3,500,000 (the "Capex Limit"). Notwithstanding the foregoing, in the event the Company and its subsidiaries do not expend the entire Capex Limit permitted in any fiscal year, the Company and its subsidiaries may carry forward to the immediately succeeding fiscal year fifty percent (50%) of the unutilized portion of the Capex Limit. All capital expenditures made by the Company and its subsidiaries shall first be applied to reduce the carry forward from the previous fiscal year, if any, and then to reduce the applicable Capex Limit.
(Cash Interest Covenant)	A second new covenant will be added which shall provide that the Company will be required to use its Excess Cash Flow for a given fiscal year to pay all or a portion, as the case may be, of the interest on the New Senior Notes that would otherwise be payable as PIK interest, in cash on a pro rata basis as such interest becomes due following the end of such fiscal year. "Excess Cash Flow" means, without duplication, with respect to any fiscal year of the Company and its subsidiaries, consolidated net income of the Company and its subsidiaries on a consolidated basis for such fiscal year (a) plus depreciation, amortization and interest expense to the extent deducted in determining consolidated net income, (b) plus taxes deducted in determining consolidated net income to the extent not paid in cash (c) plus decreases or minus increases (as the case may be) in Working Capital for such fiscal year, (d) plus or minus (as the case may be) extraordinary gains or losses which are non-cash items included in the calculation of net income, (e) minus capital expenditures made during such fiscal year, (f) minus interest expense paid in cash and scheduled principal payments paid in respect of indebtedness, (g) minus any principal payments made with respect to the Company's senior secured credit facility, (h) minus amounts used to make purchases of Existing Senior Notes or New Senior Notes, (i) minus $1,000,000. For purposes of this definition, "Working Capital" means current assets, excluding cash and cash equivalents, minus current liabilities.

Restricted Subsidiaries	All of the Company's Unrestricted Subsidiaries, if any, at the closing shall become Restricted Securities. The Company shall not form any Unrestricted Subsidiaries in the future.
Sales of Assets	Section 4.05 of the Indenture shall be amended to: (a) provide that the first $1,000,000 of "Net Cash Proceeds" from "Asset Sales" received by the Company and its subsidiaries after the issuance of the New Senior Notes shall be exempt from Section 4.05; (b) subject the Company's ability to acquire "Replacement Assets" to the Capex Limit; (c) advance the date of the "Net Proceeds Offer Trigger Date" from the 366th day following an "Asset Sale" to the 181st day following an "Asset Sale"; (d) decrease the "Net Proceeds Offer Amount" required prior to making a Offer to Purchase from $5,000,000 to $1,000,000; (e) delete the second paragraph thereof, and (f) allow the use of "Net Cash Proceeds" from "Asset Sales" to make market purchases of Existing Senior Notes or New Senior Notes.
Limitation on Restricted Payments	The second paragraph of Section 4.06 of the Indenture shall be amended and restated in its entirety as follows: Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; and (2) distributions to Holdings to fund the required tax obligations of Holdings related to income generated by the Company and its Restricted Subsidiaries and taxable to Holdings.
Debt Incurrence Tests	The definitions of "Consolidated Fixed Charges" and/or "Consolidated Interest Expense" shall be amended so that they include both cash and PIK interest accrued. The covenants shall be modified to permit the incurrence of mezzanine indebtedness for the sole purpose of facilitating market purchases of Existing Senior Notes or New Senior Notes, subject to a maximum cap of $15 million in principal.
Transactions with Affiliates	Section 4.03 of the Indenture shall be amended so that the Company will not enter into or permit to exist any transaction with Sentinel Capital Partners L.L.C. and/or its affiliates, other than those currently in place.
Existing Business	The Company shall not acquire or invest in any restaurant or other business that is not a "Tony Roma's" restaurant.